AMENDMENT TO THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF ALPHARMA INC.

The first paragraph of Article Fourth of the Certificate of Incorporation shall be amended in its entirety as follows:

ARTICLE FOURTH

The total number of shares which the Corporation shall have authority to issue shall be 90,500,000 shares, divided into three classes, namely: 500,000 shares of Preferred Stock of the par value of $1.00 per share ("Preferred Stock"); 75,000,000 shares of Class A Common Stock of the par value of $.20 per share ("Class A Common Stock") and 15,000,000 shares of Class B Common stock of the par value of $.20 per share ("Class B Common Stock"). There shall be reserved from the shares of Class A Common Stock so authorized a number of shares equal to the number of shares of Class A Common Stock issuable upon the conversion in accordance with the terms of this Certificate of Incorporation of all then issued Class B Common Stock, and the shares of Class A Common Stock so reserved shall be issued only pursuant to such conversion rights. Upon the conversion of any shares of Class B Common Stock into Class A Common Stock, the shares of Class B Common Stock surrendered for conversion shall revert to and become authorized but unissued shares of Class B Common Stock.